Form 51-102F3

Material Change Report

1. Name and Address of Company

37 Capital Inc.

Suite 300, 570 Granville Street

Vancouver, British Columbia V6C 3P1

(the “Company” or “37 Capital”)

2. Date of Material Change

January 7th, 2015

3. News Release

A News Release was issued on January 7th, 2015, and disseminated via Vancouver Stockwatch, Bay Street News (Market News Publishing) and filed on SEDAR pursuant to section 7.1 of National Instrument 51–102.

4. Summary of Material Changes

The Company announced that it raised an aggregate of $250,000, from two directors of the Company through the issuance of two Convertible Debentures. The Convertible Debentures bear interest at the rate of 12% per annum payable quarterly, and have a term of 12 (twelve) months. At any time prior to the maturity date, at the sole option of the Company, the Convertible Debentures may be converted into common shares of the Company at the price of $0.30 (thirty cents) per common share. The Company intends to use the funds raised for general working capital purposes.

5. Full Description of Material Changes

Please see the attached New Release dated January 7th, 2015, as Schedule “A”.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7. Omitted Information

No information has been omitted.

8. Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519 ext. 6106.

9. Date of Report

This report is dated the 15th day of January, 2015.

Schedule “A”

NEWS RELEASE

Symbols:	JJJ - CSE
HHHEF - OTCQB

VANCOUVER, BRITISH COLUMBIA. January 7th, 2015. 37 Capital Inc. [formerly High 5 Ventures Inc]. (the “Company” or “37 Capital”). The Company is pleased to announce that it has raised an aggregate of Cdn $250,000 from two directors of the Company through the issuance of two Convertible Debentures. The Convertible Debentures bear interest at the rate of 12% per annum payable quarterly, and have a term of 12 (twelve) months. At any time prior to the maturity date, at the sole option of the Company, the Convertible Debentures may be converted into common shares of the Company at the price of $0.30 (thirty cents) per common share. The Company intends to use the funds raised for general working capital purposes.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://www.cnsx.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

37 Capital Inc.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.